Exhibit 16.1

Prager Metis CPAs LLP

___________

2381 ROSECRANS AVENUE

SUITE 350

EL SEGUNDO, CA 90245

T 310.207.2220

F 310.207.0556

www.pragermetis.com

January 7, 2022

To the Members of the Board of Directors

Exeo Entertainment Inc.

4478 Wagon Trail Ave

Las Vegas, NV 89118

Effective on January 7, 2022, we have determined we will not stand for reappointment as auditors. Our engagement shall be deemed completed. Consequently, we shall have no further responsibility for completion of any audit or review procedures.

You should engage another accounting firm to act as your auditors, to assist you with your needs.

As we have terminated our services, we shall not be responsible for any damages, claims, costs, interest or penalties resulting from such termination or your failure or inability to retain another accounting firm, or your inability to have the work in question in a timely fashion.

Nothing in this letter shall constitute a waiver of any rights to collect fees, administrative charges, interest and disbursements due us pursuant to the engagement letter described above and we are due payment of $3,000 for procedures performed in connection with the review of the company’s August 31, 2021 financial statements and form 10Q (a copy of the invoice is attached to this letter).

Please note that we reserve the right to withhold access to such work papers as constitute our property.

Very truly yours,

Prager Metis CPAs, LLP

An affiliate of Prager Metis International	NORTH AMERICA	EUROPE	ASIA